Exhibit 99.2

FOR IMMEDIATE RELEASE

Contacts:

Elise Cappella

513.979.5796 (office)

513.401.3387 (mobile)

elise.cappella@bankatfirst.com

Top-Performing Midwest Community Banking Organizations Announce

Agreement to Merge

•                  First Financial Bancorp and MainSource Financial Group have agreed to partner to form a new, preeminent community bank in Ohio, Indiana and Kentucky.

•                  The merger will combine two high-performing Midwest community banks to create a $13 billion institution with scale and strength in commercial and retail banking, wealth management and specialty finance.

•                  The companies’ mutual understanding of markets, shared credit culture and common banking approach create an excellent fit for both organizations.

•                  Claude E. Davis will transition into the role of Executive Chairman and Archie M. Brown, Jr. will serve as President and Chief Executive Officer of the merged entity.

•                  The new combined company will operate as First Financial Bank and will be headquartered in Cincinnati, Ohio.

First Financial Bancorp (Nasdaq: FFBC) (“First Financial”) and MainSource Financial Group, Inc. (Nasdaq: MSFG) (“MainSource”) announced today the signing of a definitive merger agreement under which MainSource will merge into First Financial in a stock-for-stock transaction. MainSource Bank, a wholly owned subsidiary of MainSource, will merge into First Financial Bank, a wholly owned subsidiary of First Financial.

Under the terms of the merger agreement, shareholders of MainSource will receive 1.3875 common shares of First Financial common stock for each share of MainSource common stock. The closing price of First Financial on July 25, 2017 was $28.10. Including outstanding options and warrants on MainSource common stock, the transaction is valued at approximately $1.0 billion. Upon closing, First Financial shareholders will own approximately 63% of the combined company and MainSource shareholders will own approximately 37%, on a fully diluted basis.

First Financial and MainSource consider this partnership an ideal strategic, financial and operational fit, particularly given their respective strong and consistent performance over time. The merger will position the combined company to better serve the complementary geographies of Ohio, Indiana and Kentucky, and create a preeminent community bank in the region. Combined, the bank is anticipated to become the sixth largest bank in deposit market share in the state of Indiana and the fourth largest in the Greater Cincinnati area. Additionally, through a recent acquisition by MainSource Bank, both companies will fulfill their plans to expand in the Louisville, Kentucky market.

The merger will result in a combined company with approximately $13.3 billion in assets, $8.9 billion in loans, $10.0 billion in deposits and $4.0 billion in assets under management, utilizing financial information as of June 30, 2017. The transaction will allow the combined company to better meet the needs of its communities in a rapidly changing banking environment, while providing the efficiencies and scale required to comply with regulatory requirements and costs associated with crossing the $10 billion asset threshold.

“By taking the best of both banks, we believe that the combined company will be even more effective in meeting the lending, economic development and financial education needs of the communities we serve,” said Claude E. Davis, Chief Executive Officer of First Financial. “With both companies having proven records of success in organic performance as well as through acquisitions, we see this as a tremendous opportunity to partner with MainSource to create a new company that is even better positioned for growth and continued success.”

“We are pleased to partner with a company that has a shared vision, culture and focus on performance,” said Archie M. Brown, Jr., Chairman, President and Chief Executive Officer of MainSource. “Our client-focused approaches and similar business models delivered across corresponding footprints position us to perform well and produce top-quartile results.”

As part of the merger, both CEO’s will play critical roles in leading the integration of the companies. Once the merger is complete, Claude E. Davis will transition into the role of Executive Chairman for a three-year term and Archie M. Brown, Jr. will assume the role of President and Chief Executive Officer. Mr. Davis will transition to non-Executive Chairman in 2021. Together they will lead the company and partner on overall strategy, management and performance of the company. In addition to these roles, the executive management team and employees of the combined company will represent the best of both organizations.

The Board of Directors of the combined company will be comprised of nine present members of First Financial’s board and six present members of MainSource’s board. The directors of the combined company will be determined in the coming months and identified prior to the closing of the transaction.

The transaction is expected to close in early 2018, subject to the approval of shareholders of both First Financial and MainSource and regulatory approvals, as well as satisfaction of customary closing conditions. The combined company will operate as First Financial and its headquarters will be located in downtown Cincinnati, Ohio.

As part of the merger, the companies also announced an intention to develop a comprehensive Community Development Plan which will include a commitment of 100 jobs and $1 million in community support to Greensburg, Indiana, over the next five years. “By strengthening our position as the preeminent community bank in our region, we recognize the chance to make a larger impact to the communities and individuals who rely on us,” said Davis.

First Financial expects the transaction to be accretive to 2018 diluted earnings per share by $0.09 or 5%, and total 2019 diluted earnings per share by $0.17 or 9%, excluding estimated restructuring charges of approximately $63 million. These estimates include $12 million in annual revenue loss related to the Durbin Amendment, as well as $2 million of annual expense related to added regulatory and compliance costs associated with crossing the $10 billion asset threshold, both of which are expected to phase-in over time. Applying pro forma merger adjustments and assuming the expected early 2018 closing, dilution to tangible book value per common share is estimated to be $0.64 or 5.4%, with an earnback period of approximately 3.0 years using the crossover method, inclusive of all restructuring charges. For additional information, please see the investor presentation associated with this announcement at www.bankatfirst.com/investor.

Sandler O’Neill + Partners, L.P. served as lead financial advisor and provided a fairness opinion to First Financial, with RBC Capital Markets, LLC also providing assistance. Squire Patton Boggs LLP served as First Financial’s legal counsel. Keefe, Bruyette & Woods, Inc. served as financial advisor and provided a fairness opinion to MainSource and Smith Amundsen LLC served as MainSource’s legal counsel.

In connection with the proposed merger, First Financial will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of First Financial common stock to be issued to MainSource shareholders.

Conference Call Information

First Financial and MainSource will host a joint webcast conference call to discuss the financial aspects and other details of the business combination at 8:30 a.m. Eastern time on Wednesday, July 26, 2017. To access the call, please dial (877) 506-6873 (U.S. toll free), (855) 669-9657 (Canada toll free) or +1 (412) 380-2003 (International) (no passcode required). The number should be dialed five to ten minutes prior to the start of the conference call. The conference call will also be accessible as an audio webcast via the Investor Relations section of First Financial’s website at www.bankatfirst.com.  A replay of the conference call will be available beginning one hour after the completion of the live call at (877) 344-7529 (U.S. toll free), (855) 669-9658 (Canada toll free) and +1 (412) 317-0088 (International); conference number 10110462. The webcast will be archived on the Investor Relations section of First Financial’s website for 12 months.

About First Financial Bancorp

First Financial Bancorp is a Cincinnati, Ohio based bank holding company. As of June 30, 2017, First Financial had $8.7 billion in assets, $5.9 billion in loans, $6.5 billion in deposits and $898.1 million in shareholders’ equity. First Financial’s subsidiary, First Financial Bank, founded in 1863, provides banking and financial services products through its four lines of business: Commercial and Private Banking, Retail Banking, Investment Commercial Real Estate and Commercial Finance. These business units provide traditional banking services to business and retail clients. Commercial and Private Banking includes First Financial Wealth Management, which provides wealth planning, portfolio management, trust and estate, brokerage and retirement plan services and had approximately $2.6 billion in assets under management as of June 30, 2017. First Financial’s primary markets are located in Ohio, Indiana and Kentucky where it operates 102 banking centers, while the Commercial Finance business lends into targeted industry verticals on a nationwide basis. Additional information about the Company, including its products, services and banking locations is available at www.bankatfirst.com.

About MainSource Financial Group, Inc.

MainSource Financial Group is listed on the NASDAQ Global Market (under the symbol: “MSFG”) and is a community-focused financial holding company with assets of approximately $4.6 billion at June 30, 2017. Founded in 1904 and headquartered in Greensburg, Indiana, MainSource Bank provides consumer and commercial banking services to clients in Indiana, Ohio, Kentucky and Illinois. The Company operates 101 banking centers, including 94 full-service offices, through its banking subsidiary, MainSource Bank, Greensburg, Indiana.

Important Additional Information About the Merger

This communication is being made in respect of the proposed merger transaction between First Financial and MainSource. First Financial intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of First Financial and MainSource and a prospectus of First Financial, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the First Financial and MainSource shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of First Financial and MainSource are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by First Financial and MainSource with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by First Financial may be obtained free of charge at First Financial’s website at http://www.bankatfirst.com and the documents filed by MainSource may be obtained free of charge at MainSource’s website at https://www.mainsourcebank.com. Alternatively, these documents, when available, can be obtained free of charge from First Financial upon written request to First Financial Bancorp, Attention: Shannon M. Kuhl, Chief Legal Officer and Corporate Secretary, 255 E. Fifth Street, Suite 2900, Cincinnati, Ohio 45202 or by calling (877) 322-9530 or from MainSource upon written request to MainSource Financial Group, Inc., 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, Attention: James M. Anderson, Chief Financial Officer, or by calling (812) 663-6734.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the joint proxy statement/prospectus that First Financial and MainSource will file with the SEC.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the merger transaction between First Financial and MainSource, which are subject to numerous assumptions, risks and uncertainties. Words such as ‘‘believes,’’ ‘‘anticipates,’’ “likely,” “expected,” “estimated,” ‘‘intends’’ and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of First Financial’s and MainSource’s Annual Report on Form 10-K for the year ended December 31, 2016, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors previously disclosed in reports filed by First Financial and MainSource with the SEC, risks and uncertainties for First Financial, MainSource and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of MainSource’s operations with those of First Financial will be materially delayed or will be more costly or difficult than expected; the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of First Financial’s or MainSource’s shareholders to adopt the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on First Financial’s, MainSource’s or the combined company’s respective customer relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this filing are made as of the date hereof and are based on information available at the time of the filing. Except as required by law, neither First Financial nor MainSource assumes any obligation to update any forward-looking statement.

Proxy Solicitation

First Financial, MainSource, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from First Financial’s and MainSource’s shareholders in favor of the approval of the merger. Information about the directors and executive officers of First Financial and their ownership of First Financial common stock is set forth in the proxy statement for First Financial’s 2017 annual meeting of shareholders, as previously filed with the SEC on April 13, 2017, and First Financial’s Annual Report on Form 10-K for the year ended December 31, 2016, as previously filed with the SEC on February 24, 2017. Information about the directors and executive officers of MainSource and their ownership of MainSource common stock is set forth in the proxy statement for MainSource’s 2017 annual meeting of shareholders, as previously filed with the SEC on March 24, 2017. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Non-GAAP Measures

This communication contains certain non-GAAP financial measures of First Financial and MainSource determined by methods other than in accordance with generally accepted accounting principles. We use non-GAAP financial measures to provide meaningful supplemental information regarding our performance. We believe these non-GAAP measures are beneficial in assessing our operating results and related trends, and when planning and forecasting future periods. These non-GAAP disclosures should be considered in addition to, and not as a substitute for or preferable to, financial results determined in accordance with GAAP. The non-GAAP financial measures we use may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are provided as follows:

Tangible Book Value Dilution

		Millions of
	$ Millions	Shares	$ per Share

FFBC Standalone

FFBC Tangible Book Value at June 30, 2017	$688	62	$11.07
( + ) Three Quarters of Consensus Median Earnings Prior to Close	78
( + ) Three Quarters of $0.17 Per Share Common Dividends	(33)
( + ) Amortization of Existing Core Deposit Intangibles	1
Standalone FFBC TBV at Close	$734	62	$11.81

Pro Forma

FFBC Tangible Book Value at Close	$734	62	$11.81
( + ) Equity Consideration to MSFG (1)	1,016	36
( + ) Total Intangibles Created (2)	(648)
( + ) FFBC A-T Restructuring Costs (3)	(10)
Pro Forma FFBC TBV at Close	$1,092	98	$11.18

FFBC (Dilution) - $			$(0.64)
FFBC (Dilution) - %			5.4%

Tangible Book Value Per Share Earnback (4)			~ 3.00 years

Intangibles Created

$ Millions

Deal Value	$1,016

MSFG TCE at Close (5)	$403
( + ) MSFG A-T One-Time Costs (6)	(20)
( + ) Net A-T FV Marks	2
Adjusted Tangible Book Value	$384

Excess over Adjusted Tangible Book Value	$632
( + ) Core Deposit Intangible Created	(46)
( + ) DTL on CDI	16

Goodwill Created	$602
Total Intangibles Created	$648

(1)         Based on 1.3875x shares of FFBC common stock for each MSFG common share outstanding

(2)         Estimated based on assumptions, subject to change at transaction closing

(3)         Restructuring costs allocated to FFBC

(4)         Based on when Pro Forma TBV per share crosses over and begins to exceed projected standalone FFBC tangible book value per share

(5)         Estimated MSFG tangible common equity at close based on three quarters of consensus median earnings & dividends estimates provided by MSFG management

(6)         One-time costs allocated to MSFG

Note: Assumes 1.3875x exchange ratio on FFBC’s closing price of July 25, 2017; FFBC & MSFG’s earnings equal to median consensus analyst estimates; Marginal tax rate of 35% on pro forma adjustments